Exhibit 12.1

Computation of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
	(In millions)
Earnings before income taxes, less equity in earnings	$292	$302	$243	$55	$18	$48
Fixed charges	184	198	163	118	42	10
Distributions received from unconsolidated affiliates	20	29	10	1	—	—
Capitalized interest	(4)	(5)	(9)	(6)	(2)	(1)
Amortization of capitalized interest	2	1	1	—	—	—

Earnings as adjusted	$494	$525	$408	$168	$58	$57

Fixed charges:
Net interest expense	$179	$192	$151	$110	$39	$9
Capitalized interest	4	5	9	6	2	1
Amortization of debt premium	(1)	(1)	(1)	(1)	—	—
Interest component of rental expense (a)	2	2	4	3	1	—

Fixed charges	$184	$198	$163	$118	$42	$10

Ratio of earnings to fixed charges	2.7	2.7	2.5	1.4	1.4	5.7

(a)	Total rental expense from continuing operations was approximately $10 million for the nine months ended September 30, 2017 and $11 million, $19 million, $15 million, $8 million and $4 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.